As filed with the Securities and Exchange Commission on June 26, 2009
Registration No. 333-157634
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GUARANTY FEDERAL BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Delaware	43-1792717
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1341 West Battlefield
Springfield, Missouri 65807
(417) 520-4333
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Shaun A. Burke
President
Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, Missouri 65807
(417) 520-4333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of communications to:
Craig A. Adoor, Esq.
Douglas M. Worley, Esq.
Husch Blackwell Sanders LLP
720 Olive St., Suite 2400
St. Louis, MO 63101
(314) 345-6000
(314) 345-6060 (fax)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [__]
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[__]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [__]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [__]
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [__]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act of 1934, as amended. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

_____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 26, 2009

PROSPECTUS

Guaranty Federal Bancshares, Inc.

459,459 Shares of Common Stock and a Warrant to Purchase Such Shares

This prospectus relates to (i) a warrant, or portions thereof, which expires on January 30, 2019, to purchase 459,459 shares of our common stock at an exercise price of $5.55 per share, subject to adjustment as described in this prospectus, and (ii) the shares of our common stock which may be purchased upon exercise of the warrant.  The warrant, along with 17,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (liquidation preference amount $1,000 per share), was issued by us on January 30, 2009 to the United States Department of the Treasury (the “Treasury”) as part of Treasury’s Troubled Asset Relief Program Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The selling securityholders who may sell or otherwise dispose of the securities offered by this prospectus include Treasury and any other holders of the securities covered by this prospectus to whom Treasury has transferred its registration rights in accordance with the terms of the securities purchase agreement between us and Treasury.  The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices.  If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions, if any.   We will not receive any proceeds from the sale of securities by the selling securityholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “GFED.”  On June 1, 2009, the closing sale price of our common stock on the NASDAQ Global Market was $6.90 per share.  The warrant is not currently listed on any established securities exchange or quotation system and we do not intend to seek such a listing for the warrant unless we are requested to do so by Treasury.

_______________

The securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

_______________

Investing in the securities offered by this prospectus involves risks.  See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process.  Under this process, the selling securityholders may from time to time sell or otherwise dispose of the securities covered by this prospectus in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

All references in this prospectus to “we,” “us,” “our” or similar references mean Guaranty Federal Bancshares, Inc. and its consolidated subsidiaries and all references in this prospectus to “Guaranty Federal Bancshares” means Guaranty Federal Bancshares, Inc. excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.  When we refer to “Guaranty Bank” in this prospectus, we mean our wholly owned subsidiary, Guaranty Bank, a Missouri-chartered bank.   We sometimes refer to Guaranty Bank as the “Bank.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the forward-looking statements, including:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	fluctuations in interest rates and in real estate values;

•	monetary and fiscal policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the U.S. Government and other governmental initiatives affecting financial services;

•
the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding;

•
the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

•	demand for loans and deposits in our market area;

•	legislative or regulatory changes that adversely affect our business;

•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;

•	the impact of technological changes; and

•	our success at managing the risks involved in the foregoing.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the incorporated documents. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we may file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus, and the information we later file with the SEC that is incorporated by reference in this prospectus will automatically update information previously contained in this prospectus and any incorporated document.  Any statement contained in this prospectus or in a document incorporated by reference in this prospectus will be deemed modified or superseded to the extent that a later statement contained in this prospectus or in an incorporated document modifies or supersedes such earlier statement.

This prospectus incorporates by reference (i) the description of our common stock, contained in our Registration Statement on Form 8-A, dated November 5, 1997 and filed with the SEC on November 6, 1997, including any amendment or report filed for the purpose of updating such description, and (ii) the documents listed below that we have filed with the SEC (excluding any portion of these documents that has been furnished to and deemed not to be filed with the SEC):

Report(s)	Period(s) of Report(s) or Date(s) Filed
• Annual Report on Form 10-K	For the fiscal year ended December 31, 2008

• Quarterly Report on Form 10-Q	For the quarter ended March 31, 2009

• Current Reports on Form 8-K	Filed on January 26, 2009, February 3, 2009, February 9, 2009, March 17, 2009, and April 22, 2009

    We also incorporate by reference any future documents we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any document or portion thereof that has been furnished to and deemed not to be filed with the SEC.

These documents are available without charge to you on the Internet at www.gbankmo.com or if you call or write to: Investor Relations, Guaranty Federal Bancshares, Inc., 1341 Battlefield, Springfield, Missouri 65807, telephone: (417) 520-4333.  The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

We have also filed a registration statement with the SEC relating to the securities offered by this prospectus.  This prospectus, which constitutes part of the registration statement, does not contain all of the information presented or incorporated by reference in the registration statement and its exhibits. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC as described above.  The registration statement may contain additional information that may be important to you.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our securities. You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus.

Guaranty Federal Bancshares, Inc.

Guaranty Federal Bancshares, Inc. is a bank holding company incorporated under the laws of the State of Delaware in September 1997.  We conduct our business primarily through our wholly owned subsidiary, Guaranty Bank, a Missouri-chartered trust company with banking powers.  The Bank conducts its business from its headquarters in Springfield, Missouri, six full-service branch offices in Springfield, two full-service branch offices in Nixa, Missouri, and one full-service branch office in Ozark, Missouri.  The principal business of the Bank consists primarily of attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, in one- to four-family residential mortgage loans, multi-family residential mortgage loans, construction loans, commercial real estate loans, and consumer and other loans.  The Bank also invests in mortgage-backed securities, U.S. Government and federal agency securities and other marketable securities.

At December 31, 2008, we had consolidated total assets of $675.7 million, net loans of $556.4 million, deposits of $447.1 million and stockholders’ equity of $37.3 million.

Our common stock is traded on the NASDAQ Global Market under the ticker symbol “GFED.”  Our principal executive offices are located at 1341 Battlefield, Springfield, Missouri 65807.  Our telephone number is: (417) 520-4333.

Securities Being Offered

The securities being offered by this prospectus consist of (i) a warrant, or portions thereof, which expires on January 30, 2019, to purchase 459,459 shares of our common stock at an exercise price of $5.55 per share, subject to adjustment as described in this prospectus, and (ii) the shares of our common stock which may be purchased upon exercise of the warrant.  We issued the warrant on January 30, 2009 to the United States Department of the Treasury (the “Treasury”) pursuant to Treasury’s Troubled Asset Relief Program Capital Purchase Program. Concurrent with the issuance of the warrant, we sold to Treasury 17,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), liquidation preference amount $1,000 per share, for an aggregate purchase price of $17.0 million.  The issuances of the warrant and the Series A Preferred Stock were completed in a private placement to Treasury exempt from the registration requirements of the Securities Act of 1933.  We were required under the terms of the related securities purchase agreement between us and Treasury to register for resale the warrant and the shares of our common stock underlying the warrant.  The terms of the warrant and the terms of our common stock and the Series A Preferred Stock are described under “Description of Warrant” and “Description of Capital Stock.”  The securities purchase agreement between us and Treasury was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on February 3, 2009 and incorporated into this prospectus by reference.  See “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities is subject to certain risks. You should carefully review the following risk factors and other information contained in this prospectus and the documents incorporated by reference, before deciding whether an investment in our securities is suited to your particular circumstances.  The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the value of our securities could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Relating to Guaranty Federal Bancshares, Inc.

Difficult market conditions and economic trends have adversely affected our industry and our business.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions.  In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs.  Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other.  This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to deposits or borrowings.

The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions.  As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations.   This increased government action may increase our costs and limit our ability to pursue certain business opportunities.  We also may be required to pay even higher Federal Deposit Insurance Corporation (“FDIC”) premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

We do not believe these difficult conditions are likely to improve in the near future.  A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market.  As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

The recently enacted Emergency Economic Stabilization Act of 2008 (the “EESA”) authorizes Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a troubled asset relief program, or “TARP.”  The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.  The Treasury has allocated $250 billion towards the TARP Capital Purchase Program.  Under the TARP Capital Purchase Program, Treasury is purchasing equity securities from participating institutions.  The warrant offered by this prospectus, together with our Series A Preferred Stock, was issued by us to Treasury pursuant to the TARP Capital Purchase Program. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000.  This increase is in place until the end of 2013 and is not covered by deposit insurance premiums paid by the banking industry.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the “ARRA”) was signed into law.  The ARRA imposes certain additional executive compensation and corporate expenditure limits on all current and future TARP Capital Purchase Program recipients.  These limits are in addition to those previously imposed by the Treasury under EESA.  As a result of our participation in the TARP Capital Purchase Program, the restrictions and standards established under EESA and ARRA are applicable to us.  Neither the ARRA nor the EESA restrictions shall apply to any TARP recipient, including us, at such time that the federal government no longer holds any of our preferred stock acquired through the TARP Capital Purchase Program.

The EESA and the ARRA followed, and have been followed by, numerous actions by the Federal Reserve, the U.S. Congress, Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007.  These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA, the ARRA , and the other regulatory initiatives described above may not have their desired effects.  If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb probable losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

We maintain an allowance for loan losses which we believe is appropriate to provide for potential losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

•	an ongoing review of the quality, size and diversity of the loan portfolio;

•	evaluation of non-performing loans;

•	historical default and loss experience;

•	historical recovery experience;

•	existing economic conditions;

•	risk characteristics of the various classifications of loans; and

•	the amount and quality of collateral, including guarantees, securing the loans.

If our loan losses exceed our allowance for probable loan losses, our business, financial condition and profitability may suffer.

Downturns in the real estate markets in our primary market area could hurt our business.

Our business activities and credit exposure are primarily concentrated in southwest Missouri.  While we did not and do not have a sub-prime lending program, our residential real estate, construction and land loan portfolios, our commercial and multifamily loan portfolios and certain of our other loans could be affected by the downturn in the residential real estate market.  We anticipate that significant declines in the real estate markets in our primary market area would hurt our business and would mean that collateral for our loans would hold less value.  As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans.  The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations.  In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital.  In that regard, a number of financial institutions have recently raised considerable amounts of capital in response to a deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors.  Should we be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or preferred stock.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

If we are unable to redeem our Series A Preferred Stock after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series A Preferred Stock prior to May 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $850,000 annually) to 9.0% per annum (approximately $1,530,000 annually).  See “Description of Capital Stock—Series A Preferred Stock-Redemption and Repurchases.”  Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity.

Rising interest rates may hurt our profits.

To be profitable we have to earn more interest on our loans and investments than we pay on our deposits and borrowings.  If interest rates rise, our net interest income and the value of our assets could be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans and investments. This is most likely to occur if short-term interest rates increase at a faster rate than long-term interest rates, which would cause income to go down.  In addition, rising interest rates may hurt our income because they may reduce the demand for loans and the value of our securities.  A flat yield curve may also hurt our income, because it would reduce our ability to reinvest proceeds from loan and investment repayments at higher rates.

Non-compliance with USA Patriot Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. Several banking institutions have recently received large fines for non-compliance with these laws and regulations. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

New or changes in existing tax, accounting, and regulatory rules and interpretations could significantly impact strategic initiatives, results of operations, cash flows, and financial condition.

The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a financial company's stockholders. These regulations may sometimes impose significant limitations on operations. The significant federal and state banking regulations that affect us are described in our Annual Report on Form 10-K for the year ended December 31, 2008 under “Item 1. Business-Regulation of the Company.”  See “Where You Can Find More Information.”  These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time.

Significant legal actions could subject us to substantial liabilities.

We are from time to time subject to claims related to our operations. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. As a result, we may be exposed to substantial liabilities, which could adversely affect our results of operations and financial condition.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business successfully by focusing on our business lines in geographic markets and emphasizing the high level of service and responsiveness desired by our customers. We compete for loans, deposits and other financial services with other commercial banks, thrifts, credit unions, brokerage houses, mutual funds, insurance companies and specialized finance companies. Many of our competitors offer products and services which we do not offer, and many have substantially greater resources and lending limits, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, and smaller newer competitors may also be more aggressive in terms of pricing loan and deposit products than we are in order to obtain a share of the market. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured state-chartered banks and national banks and federal savings banks. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business.

We rely on dividends from the Bank for substantially all of our revenue.

Guaranty Federal Bancshares receives substantially all of its revenue as dividends from the Bank.  Federal and state regulations limit the amount of dividends that the Bank may pay to Guaranty Federal Bancshares.  See “Regulatory Considerations.”  In the event the Bank becomes unable to pay dividends to Guaranty Federal Bancshares, Guaranty Federal Bancshares may not be able to service its debt, pay its other obligations or pay dividends on its common stock.  Accordingly, our inability to receive dividends from the Bank could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;
•	changes in financial estimates and recommendations by financial analysts;
•	dispositions, acquisitions and financings;
•	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;
•	fluctuations in the stock price and operating results of our competitors;
•	regulatory developments; and
•	developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock. Our common stock also has a low average daily trading volume relative to many other stocks, which may limit an investor’s ability to quickly accumulate or divest themselves of large blocks of our stock. This can lead to significant price swings even when a relatively small number of shares are being traded.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our stockholders.

Provisions in our restated certificate of incorporation and bylaws, the corporate law of the State of Delaware and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock.  These provisions include: a limitation in the voting power represented by common stock beneficially owned in excess of 10% of total shares outstanding without prior Board approval; supermajority voting requirements for certain business combinations with any person who beneficially owns 10% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our Board of Directors and for proposing matters that stockholders may act on at stockholder meetings; a requirement that only directors may fill a vacancy in our Board of Directors; supermajority voting requirements to remove any of our directors and the other provisions described under “Description of Capital Stock─Anti-Takeover Effects.”  Our restated certificate of incorporation also authorizes our Board of Directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal (subject to the voting rights of Series A Preferred Stock with respect to any such preferred stock ranking senior to the Series A Preferred Stock; see “Description of Capital Stock—Series A Preferred Stock—Voting Rights”).  In addition, because we are a bank holding company, purchasers of 10% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership).  Specifically, under regulations adopted by the Federal Reserve, (a) any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our common stock and (b) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our common stock.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.  These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) January 30, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) declare or pay any dividends on our common stock (other than regular quarterly cash dividends of not more than the amount of the last quarterly cash dividend per share declared on the common stock prior to October 14, 2008 and dividends payable in shares of common stock), or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.  In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock.  These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock.   Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors.  Although we have historically paid cash dividends on our common stock, we are not required to do so.  In the third quarter of 2008, our board of directors decided to temporarily suspend the payment of quarterly cash dividends on our common stock.

The Series A Preferred Stock impacts net income available to our common stockholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on the Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share.  The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Guaranty Federal Bancshares. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of the Series A Preferred Stock is exercised.  The shares of common stock underlying the warrant represent approximately 14.9% of the shares of our common stock outstanding as of June 1, 2009 (plus the shares issuable upon exercise of the warrant).  Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

The voting limitation provision in our restated certificate of incorporation could limit your voting rights as a holder of our common stock.

Our restated certificate of incorporation provides that any person or group who acquires beneficial ownership of our common stock in excess of 10% of the outstanding shares may only vote a proportion of the excess shares based on a formula set forth therein, without prior board approval.  Accordingly, if you acquire beneficial ownership of more than 10% of the outstanding shares of our common stock, your voting rights with respect to the common stock might not be commensurate with your economic interest in our company.

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be sold by the selling securityholders and we will not receive the proceeds from such sales.

REGULATORY CONSIDERATIONS

As a bank holding company, Guaranty Federal Bancshares is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of elements of the regulatory framework applicable to bank holding companies and their subsidiaries, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the other documents incorporated herein by reference as described under “Where You Can Find More Information.”  This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders, including holders of our common stock.  As a result of this regulatory framework, our results of operations and financial condition are affected by actions of the Federal Reserve, the Missouri Division of Finance, and the FDIC, which insures the deposits of our bank subsidiary, Guaranty Bank, within certain limits.

       Our ability to pay dividends on our common stock depends primarily on dividends we receive from the Bank.  Under federal regulations, the dollar amount of dividends the Bank may pay depends upon its capital position and recent net income.  Generally, if the Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and Federal Reserve and FDIC regulations.

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends.  Furthermore, a bank holding company may be prohibited from paying any dividends if the holding company’s bank subsidiary is not adequately capitalized.  On February 24, 2009, the Federal Reserve published a Supervisory Letter regarding the ability of bank holding companies to declare dividends and to redeem or repurchase equity securities.  The Supervisory Letter is generally consistent with prior guidance; however, it places greater emphasis on discussions with the regulators prior to dividend declarations and redemption or repurchase decisions even when not explicitly required by the regulations.  Under Delaware law, Guaranty Federal Bancshares is generally permitted to pay a dividend only out of its surplus (defined as the excess, if any, of its net assets over the amount of its capital) or, if there is no surplus, out of its net profits for the fiscal year in which such dividend is declared and/or the preceding fiscal year.

There are numerous other governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business and on our ability to pay dividends on our common stock. Depository institutions, like the Bank, are also affected by various federal laws, including those relating to consumer protection and similar matters.

In addition to the foregoing regulatory restrictions, we are and may in the future become subject to contractual restrictions that would limit or prohibit us from paying dividends on our common stock, including those contained in the securities purchase agreement between us and Treasury, as described under “Description of Capital Stock—Common Stock-Restrictions on Dividends and Repurchases Under Agreement with Treasury.”

DESCRIPTION OF WARRANT

This section summarizes specific terms and provisions of the warrant we issued to Treasury on January 30, 2009 concurrent with our sale to Treasury of 17,000 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program. The description of the warrant contained in this section is qualified in its entirety by the actual terms of the warrant, a copy of which was attached as Exhibit 4.2 to our Current Report on Form 8-K filed on February 3, 2009 and incorporated by reference into this prospectus.  See “Where You Can Find More Information.”

General

The warrant gives the holder the right to initially purchase up to 459,459 shares of our common stock at an exercise price of $5.55 per share.  Subject to the limitations on exercise to which Treasury is subject described under “—Transferability,” the warrant is immediately exercisable and expires on January 30, 2019.  The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Possible Reduction in Number of Shares

If we (or any successor to us by a business combination) complete one or more Qualified Equity Offerings prior to December 31, 2009 resulting in aggregate gross proceeds of at least $17.0 million (plus the aggregate liquidation preference amount of any preferred stock issued to Treasury by any such successor), the number of shares of common stock underlying the warrant then held by Treasury will be reduced by 50%.   The number of shares subject to the warrant are subject to further adjustment as described below under “—Other Adjustments.”

A “Qualified Equity Offering” is defined as the sale for cash by Guaranty Federal Bancshares (or its successor) of perpetual preferred stock or common stock (or any combination of perpetual preferred stock and common stock) that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

Transferability

The holder has certain registration rights to facilitate a sale of the Series A Preferred Stock upon written request to the Company.  Neither the Series A Preferred Stock, the Warrant nor the Warrant Shares will be subject to any contractual restrictions on transfer, except that Treasury may not transfer the Warrant with respect to, and/or exercise the Warrant for, more than one-half of the 459,459 Warrant Shares prior to the earlier of (i) the date on which the Company has received aggregate gross proceeds of at least $17.0 million from one or more "Qualified Equity Offerings," and (ii) December 31, 2009.  A "Qualifed Equity Offering" is defined as the sale for cash by the Company of preferred stock or common stock that qualifies as Tier 1 capital.

Voting of Warrant Shares

Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the warrant.  This does not apply to any other person who acquires all or any portion of the warrant, or the shares of common stock underlying the warrant, from Treasury.  Our restated certificate of incorporation provides, however, that any person who beneficially owns shares of our common stock in excess of 10% of the outstanding shares may only vote a portion of the excess shares based on a formula set forth therein without the prior approval of our Board of Directors. See “Description of Capital Stock—Anti-Takeover Effects-Voting Limitation.”

Other Adjustments

The exercise price of the warrant and the number of shares underlying the warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•
until the earlier of (i) the date on which Treasury no longer holds any portion of the warrant and (ii) January 30, 2012, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•
a determination by our Board of Directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the Board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the warrantholder’s right to receive shares of our common stock upon exercise of the warrant will be converted into the right to exercise the warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination.  For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the warrantholder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Stockholders

The warrant does not entitle its holder to any of the rights of a stockholder of Guaranty Federal Bancshares prior to exercise.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of:

•	10,000,000 shares of common stock, par value $.10 per share; and

•	2,000,000 shares of preferred stock, par value $.01 per share.

As of June 1, 2009, there were 2,621,340 shares of our common stock issued and outstanding and 17,000 shares of our preferred stock issued and outstanding, all of which consisted of our Series A Preferred Stock.

In this section we describe certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our restated certificate of incorporation and bylaws and to applicable Delaware law.

Common Stock

General.  Except as described below under “—Anti-takeover Effects –Voting Limitation,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the Series A Preferred Stock and any other series of our preferred stock then outstanding.  Holders of common stock have no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury.  The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) January 30, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) declare or pay any dividends on our common stock (other than regular quarterly cash dividends of not more than the amount of the last quarterly cash dividend per share declared on the common stock prior to October 14, 2008 and dividends payable in shares of common stock) or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.  In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock.

Preferred Stock-General

Our restated certificate of incorporation permits our Board of Directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series.  Therefore, without approval of the holders of our common stock or the Series A Preferred Stock (except as may be required under the terms of the Series A Preferred Stock (see “—Series A Preferred Stock—Voting Rights”) or by the rules of the NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and the Series A Preferred Stock and may assist management in impeding any unfriendly takeover or attempted change in control.  See “—Anti-Takeover Effects – Authorized Shares.”

Series A Preferred Stock

This section summarizes specific terms and provisions of the Series A Preferred Stock.  The description of the Series A Preferred Stock set forth below is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in the certificate of designation for the Series A Preferred Stock, a copy of which was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on February 3, 2009 and incorporated by reference into this prospectus.  See “Where You Can Find More Information.”

General.  The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 17,000 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share.  The Series A Preferred Stock has no maturity date.  We issued the shares of Series A Preferred Stock to Treasury on January 30, 2009 in connection with the TARP Capital Purchase Program for a purchase price of $17.0 million.

Dividend Rate.  Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from January 30, 2009 to but excluding May 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after May 15, 2014).  Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2009.

Dividends on the Series A Preferred Stock will be cumulative.  If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if our Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends and Redemptions.  So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Guaranty Federal Bancshares.  We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Guaranty Federal Bancshares, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.  We currently have no outstanding class or series of stock constituting Parity Stock.

        Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Guaranty Federal Bancshares, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Guaranty Federal Bancshares or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends).  To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Guaranty Federal Bancshares with another entity nor a sale, lease or exchange of all or substantially all of Guaranty Federal Bancshares’s assets will constitute a liquidation, dissolution or winding up of the affairs of Guaranty Federal Bancshares.

Redemption and Repurchases.  Subject to the prior approval of the Federal Reserve, the Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to May 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined above under “Description of Warrant—Possible Reduction in Number of Shares”) of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor.  The “Minimum Amount” means $4,250,000 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights.  Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights.  The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Delaware law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Guaranty Federal Bancshares will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of stockholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

       Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter.  We currently have no outstanding shares of Voting Parity Stock.

In addition to any other vote or consent required by Delaware law or by our restated certificate of incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•
amend our restated certificate of incorporation or the certificate of designation for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Guaranty Federal Bancshares; or

•
amend our restated certificate of incorporation or the certificate of designation for the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•
consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Guaranty Federal Bancshares with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Guaranty Federal Bancshares is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, or (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one vote for each share then held.

Anti-takeover Effects

The provisions of our restated certificate of incorporation and bylaws and Delaware law summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares.  Our restated certificate of incorporation authorizes the issuance of 10,000,000 shares of common stock and 2,000,000 shares of preferred stock.  These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends and the exercise of employee stock options.  However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us.  The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences (subject to the voting rights of Series A Preferred Stock with respect to any such preferred stock ranking senior to the Series A Preferred Stock; see “—Series A Preferred Stock—Voting Rights”).  As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Voting Limitation.  Our restated certificate of incorporation provides that any person who beneficially owns in excess of 10% of the outstanding shares of our common stock may only vote a portion of the excess shares based on a formula set forth therein unless the acquisition of such shares has been approved by a majority of the Board as such Board is constituted immediately prior to such acquisition.  This provision could limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors.  Except with respect to any directors who may be elected by any class or series of preferred stock, our Board of Directors is divided into three classes, each of which contains one-third of the members of the Board.  The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year.  The classification of directors, together with the provisions in our restated certificate of incorporation described below that limit the ability of stockholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, at least two annual meetings of stockholders will be required for the stockholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of stockholders believe that such a change would be desirable. Our restated certificate of incorporation provides that stockholders may not cumulate their votes in the election of directors.

Our restated certificate of incorporation provides that we will have the number of directors as may be fixed from time to time by our Board of Directors, provided that the number fixed by the Board may not be less than three nor more than 15.  Guaranty Federal Bancshares currently has nine directors.  Our restated certificate of incorporation also provides that vacancies in the Board of Directors, however created, will be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and the director’s successor is elected and qualified.  Our restated certificate of incorporation further provides that any director or the entire Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of least 80% of the total votes to which all of the shares then entitled to vote at a meeting of stockholders called for an election of directors are entitled.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods.  See “—Series A Preferred Stock—Voting Rights.”

Special Meetings of Stockholders.  Our bylaws provide that special meetings of stockholders may only be called by our Board of Directors (or a duly designated committee of our Board of Directors).

Action by Stockholders Without A Meeting.  The Delaware General Corporation Law (the “DGCL”) provides that, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if consents in writing setting forth the action are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote  thereon were present and voted.  Our restated certificate of incorporation expressly denies such power of stockholders to consent in writing, without a meeting, to the taking of any such action.

Business Combinations With Certain Persons.  Our restated certificate of incorporation provides that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “principal shareholders” of Guaranty Federal Bancshares require, in addition to any vote required by law or otherwise, the approval of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors.  This provision in our restated certificate of incorporation shall not apply to a business combination which is approved by two-thirds of those members of the board of directors who were directors prior to the time when the principal shareholder became a principal shareholder.  A "principal shareholder" for purposes of this provision generally means (i) any person or entity which, together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of stock entitled to vote generally in the election of our directors, and (ii) any affiliate or associate of any such person or entity.

In addition to the conditions discussed above, those imposed by law or otherwise, no business combination shall be effected unless: (i) the ratio of (a) the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the stockholders in the business combination to (b) the “Market Price” (as defined in Article XV of our restated certificate of incorporation) of the common stock of the Company immediately prior to the announcement of the business combination or the solicitation of the stockholders prior to the business combination, whichever is first, shall be at least as great as the ratio of (x) the highest price per share previously paid by the principal shareholder to (y) the Market Price of the common stock on the trading date immediately prior to the earliest date on which the principal shareholder purchased any shares of the common stock during the two year period prior to the date on which the principal shareholder acquired the shares of common stock owned for which it paid the highest price per share or if the principal shareholder did not purchase any common stock during this two year period, the Market Price of the common stock on the date of two years prior to the date on which the principal shareholder acquired the common stock for which it paid the highest price per share; (ii) the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the stockholders in the business combination shall be no less than the highest price per share previously paid by the principal shareholder for any of the shares of common stock owned by the principal shareholder; and (iii) the consideration to be received by the stockholders in the business combination shall be in the same form and of the same kind as the consideration paid to the principal shareholder in acquiring the majority of the shares of common stock already owned by the principal shareholder.

The DGCL also contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (subject to certain exceptions, one who beneficially owns 15% or more of the voting stock of the corporation or is an affiliate or associate of the corporation and beneficially owns 15% or more of the voting stock of the corporation at any time within the three-year period immediately prior to the date of such determination of being an interested stockholder) for a period of three years after the interested stockholder first becomes an interested stockholder, unless, among other exceptions, (i) the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder, (ii) once the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation (excluding shares owned by directors or officers or shares owned in employee stock plans), (iii) the corporation has exempted itself from the statute pursuant to a provision in its certificate of incorporation or bylaws, or (iv) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual meeting of stockholders (not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock other than shares owned by the interested stockholder and its affiliates and associates.  We are subject to the Delaware business combination statute.

Amendment of Certificate of Incorporation and Bylaws.  Our restated certificate of incorporation generally may be amended upon approval by our Board of Directors and the holders of a majority of the outstanding shares of our common stock (except as otherwise described below).  The amendment of the provisions of our restated certificate of incorporation pertaining to certain business combinations, as described above under “—Business Combinations with Certain Persons,” also requires the approval of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors.  In addition, an amendment of certain other provisions of our restated certificate of incorporation, including the number, classification, election and removal of directors, also requires the affirmative vote of the holders of at least 80% of the total votes to which all of the shares then entitled to vote at a meeting of stockholders called for an election of directors are entitled.  See Article XX of our restated certificate of incorporation for a listing of such provisions.

Our bylaws may be amended either by our Board of Directors or by our stockholders by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions.  Our restated certificate of incorporation provides that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 30 days or more than 60 days before any such annual meeting.

Our restated certificate of incorporation also provides that we must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 30 days or more than 60 days before the date of the meeting.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

SELLING SECURITYHOLDERS

The selling securityholders may include (i) Treasury, which acquired the warrant and all of the shares of Series A Preferred Stock from us on January 30, 2009 in a private placement exempt from the registration requirements of the Securities Act, and (ii) any other person or persons holding any portion of the warrant and any shares of our common stock issued upon exercise of the warrant to whom Treasury has transferred its registration rights under the terms of the securities purchase agreement between us and Treasury.  Treasury is required to notify us in writing of any such transfer of its registration rights within ten days after the transfer, including the name and address of the transferee and the number and type of securities with respect to which the registration rights have been assigned.  As of the date of this prospectus, Treasury has not notified us of any such transfer.  Accordingly, we believe that Treasury currently holds record and beneficial ownership of the entire amount of the warrant (none of which has been exercised) covered by this prospectus.

The securities to be offered under this prospectus for the account of the selling securityholders are:

•	a ten-year warrant to purchase 459,459 shares of our common stock at an exercise price of $5.55 per share, subject to adjustment as described under “Description of Warrant”; and

•
the 459,459 shares of our common stock issuable upon exercise of the warrant (subject to adjustment as described under “Description of Warrant”), which shares, if issued, would represent ownership of approximately 14.9% of the shares of  our common stock outstanding as of June 1, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding).

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because, to our knowledge, no sale of any of the securities is currently subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

The only potential selling securityholder whose identity we are currently aware of is Treasury.  Other than with respect to Treasury’s acquisition of the Series A Preferred Stock and warrant from us, Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions:

•
on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the Nasdaq Global Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq Global Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

The warrant is not listed on an exchange and, unless requested by the initial selling securityholder, we do not intend to list the warrant on any exchange.

Pursuant to the securities purchase agreement between us and Treasury, we have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Husch Blackwell Sanders LLP.

EXPERTS

The consolidated financial statements of Guaranty Federal Bancshares, Inc. as of December 31, 2008 and 2007, and for each of the years in the three year period ended December 31, 2008, have been incorporated by reference herein in reliance upon the report of BKD, LLP, independent registered public accounting firm, incorporated by reference herein, and given as experts in accounting and auditing.

459,459 Shares of Common Stock and a Warrant to Purchase Such Shares

Guaranty Federal Bancshares, Inc.

_________________________________________

PROSPECTUS
_________________________________________

___________________, 2009

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part.  Guaranty Federal Bancshares, Inc. (the “Registrant”) will bear all of these expenses.

Registration fee under the Securities Act	$100.21
Legal fees and expenses*	$15,000.00
Accounting fees and expenses*	$5,000.00
Printing and other miscellaneous fees and expenses*	$1,000.00
Total	$21,100.21
*Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15.	Indemnification of Officers and Directors

As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), our restated certificate of incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability of a director (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not made in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves an unlawful payment of dividends or an unlawful purchase or redemption of stock, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification provisions in our restated certificate of incorporation may be sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities arising under the Securities Act of 1933 (the “Securities Act”). As permitted by Section 145 of the DGCL, our restated certificate of incorporation provides that in the case of a threatened, pending or completed action or suit by or in the right of the Registrant against any person who is or was a director or officer of the Registrant by reason of such person holding such position, the Registrant shall indemnify such person for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit; provided that such person is successful on the merits or otherwise or such person acted in good faith in the transaction which is the subject of such action or suit, and in the manner such person reasonably believed to be in or not opposed to, the best interest of the Registrant, including, but not limited to, the taking of any and all actions in connection with the Registrant’s response to any tender offer or any offer or proposal of another party to engage in a Business Combination (as such term is defined in Article XIV of the restated certificate of incorporation) not approved by the board of directors. However, such director or officer shall not be indemnified in respect of any claim, issue or matter as to which such person has been adjudged liable to the Registrant unless (and only to the extent that) the Court of Chancery or the court in which the suit was brought shall determine, upon application, that despite the adjudication, but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

In addition, as permitted by Section 145 of the DGCL, our restated certificate of incorporation provides that in the case of a threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Registrant, against any person who is or was a director or officer of the Registrant by reason of such person holding such position, the Registrant shall indemnify such person for amounts actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, including, but not limited to, expenses (including attorneys’ fees), amounts paid in settlement, judgments and fines; provided that such person is successful on the merits or otherwise or such person acted in good faith in the transaction which is the subject of such suit, and in the manner such person reasonably believed to be in or not opposed to, the best interest of the Registrant, including, but not limited to, the taking of any and all actions in connection with the Registrant’s response to any tender offer or any offer or proposal of another party to engage in a Business Combination (as such term is defined in Article XIV of the restated certificate of incorporation) not approved by the board of directors, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. The termination of such suit by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in itself, create a presumption that such officer or director failed to satisfy the standard described above.

Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by a majority vote of a quorum of the corporation’s directors who are not parties to such proceeding; or (ii) by independent legal counsel (appointed by a majority of the disinterested directors of the Registrant, whether or not a quorum) in a written opinion; or (iii) by the stockholders.

Our restated certificate of incorporation also provides that (i) the Registrant may pay in advance any expenses (including attorneys’ fees) which may become subject to indemnification, but only if the officer or director receiving such payment undertakes in writing to repay the same if it is ultimately determined that such person is not entitled to indemnification by the Registrant, (ii) if Delaware law is amended to permit further indemnification of directors and officers of the Registrant, then the Registrant shall indemnify such persons to the fullest extent permitted by Delaware law, as so amended, (iii) the indemnification and advancement of expenses provided for in our restated certificate of incorporation or otherwise granted pursuant to Delaware law shall not be exclusive of any other rights to which a director or officer may be entitled, (iv) any repeal or modification of the applicable provisions of our restated certificate of incorporation by the stockholders of the Registrant shall not adversely affect any right or protection of a director or officer existing at the time or such repeal or modification, and (v) the Registrant may purchase and maintain insurance on behalf of any person who holds or who has held a director or officer position against any liability asserted against and incurred by such person in any such position, or arising out of his or her status as such, whether or not the Registrant would have power to indemnify such director or officer against such liability under the restated certificate of incorporation.

In addition to the above and as approved by the Registrant’s board of directors, the Registrant maintains director and officer liability insurance indemnifying the directors and officers of the Registrant for certain liability incurred by them.

Item 16.	Exhibits

See the Exhibit Index on page II-6 hereof.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)           Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)           That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)           That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to its Registration Statement (Reg. No. 333-157634) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Springfield, State of Missouri, on the 26th day of June, 2009.

GUARANTY FEDERAL BANCSHARES, INC.

By:	/s/ Shaun A. Burke
Shaun A. Burke
President and Chief Executive Officer (Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement (Reg. No. 333-157634) has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shaun A. Burke	/s/ Tim Rosenbury*
Shaun A. Burke	Tim Rosenbury
President and Chief Executive Officer and Director (Principal Executive Officer) Date: June 26, 2009	Director Date: June 26, 2009

/s/ Carter M. Peters	/s/ James Batten*
Carter M. Peters	James Batten
EVP and Chief Financial Officer (Principal Accounting and Financial Officer) Date: June 26, 2009	Director Date: June 26, 2009

/s/ John F. Griesemer*	/s/ Don M. Gibson*
John F. Griesemer	Don M. Gibson
Director Date: June 26, 2009	Chairman of the Board and Director Date: June 26, 2009

/s/ Gregory V. Ostergren*	/s/ James L. Sivils, III*
Gregory V. Ostergren	James L. Sivils, III
Director Date: June 26, 2009	Director Date: June 26, 2009

/s/ Kurt D. Hellweg*	/s/ Jack L. Barham*
Kurt D. Hellweg	Jack L. Barham
Director Date: June 26, 2009	Director Date: June 26, 2009

*By:	/s/ Shaun A. Burke
Shaun A. Burke, Attorney-in-Fact

EXHIBIT INDEX

  These exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description of Document

4.1	Restated Certificate of Incorporation of the Registrant(1)

4.2	Certificate of Designations containing the terms of the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A(2)

4.3	Bylaws, as amended, of the Registrant(3)

4.4	Warrant to purchase shares of the Registrant’s common stock dated January 30, 2009(4)

4.5	Letter Agreement (including Securities Purchase Agreement Standard Terms attached as Exhibit A) dated January 30, 2009 between the Registrant and the United States Department of the Treasury(5)

4.6	Form of Certificate of Series A Preferred Stock(6)

5.1	Opinion of Husch Blackwell Sanders LLP*

23.1	Consent of BKD, LLP

23.2	Consent of Husch Blackwell Sanders LLP (contained in its opinion filed as Exhibit 5.1)*

24.1	Power of attorney*
________________
*Previously filed.

(1)	Filed as Exhibit 3(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (SEC File No. 0-23325) and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(3)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on December 3, 2007 and incorporated herein by reference.

(4)	Filed as Exhibit 4.2 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(5)	Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(6)	Filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.